FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item

1	Letter to the Buenos Aires Stock Exchange and the National Securities Commission of Argentina dated January 8, 2007, regarding the Ministry of the Economy resolution 1023/06 over Shared Ownership participation program

Item 1

Buenos Aires, January 8, 2007

Messrs.

Buenos Aires Stock Exchange

National Securities Commission of Argentina

Ref.: Ministry of the Economy resolution 1023/06 over Shared Ownership participation Program

We hereby inform you that on January 4 YPF was notified through Note SF 7 of the Resolution 1023/06 through which the Economics Ministry requires the Banco de la Nacion Argentina with regards to the Escrow created through the Decree 628/97 and the Resolutions MEyOSP 778 and 779 both from July 11, 1997 in connection with the Shared Ownership participation program, related to the early cancellation of the debt of the former Shared Ownership of YPF (PPP)

As stated above, and with the powers of attorney invested for this act, according to article 11 of the resolution, we inform that due to the transfer of the Class “C” shares to the employees that have accepted the early cancellation, or their attorneys in fact, in the amount of 1,117,717 shares, said shares will be converted into the same amount of Class “D” shares freely tradable

Sincerely yours,

by YPF S.A.

Carlos A. Olivieri

Economic-Financial Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: January 9, 2007	By:	/s/ Carlos Olivieri
	Name:	Carlos Olivieri
	Title:	Chief Financial Officer